Filed by Yellow Roadway Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)

of the Securities Exchange Act of 1934

Subject Company: Yellow Roadway Corporation

Commission File No.: 0-12255

Subject Company: USF Corporation

Commission File No.: 0-19791

Forward-Looking Statements

The information presented herein may contain forward-looking contain statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “could”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Yellow Roadway Corporation (“Yellow Roadway”) and USF Corporation (“USF”), that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission (SEC) by Yellow Roadway and USF; the parties’ ability to consummate the proposed merger with, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate USF’s operations into Yellow Roadway’s operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; changes in federal or state regulation concerning or affecting the transportation industry; inflation, inclement weather, price and availability of fuel, competitor pricing activity, expense volatility, a downturn in general or regional economic activity, changes in equity and debt markets, the state of the economy; the parties’ obligations to contribute to union-sponsored multi-employer pension plans may be higher than expected; the impact of work rules, any obligations to multi-employer health, welfare and pension plans, wage requirements, potential efforts to unionize previously non-union operations of the company and employee satisfaction, labor shortages, disruptions, stoppages or any other deterioration in the parties’ relationships with employees may impair the parties’ businesses and any future acts or threats of terrorism or war. In particular, the expectations set forth herein regarding accretion and achievement of annual savings and synergies are only the parties’ expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company’s cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company’s actual capital needs, the absence of any material incident of property damage or other unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect the respective businesses of Yellow Roadway and USF as further outlined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each of the companies’ respective Annual Reports on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Yellow Roadway nor USF undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Yellow Roadway’s and USF’s various SEC reports, including, but not limited to, each party’s Annual Report on Form 10-K for the year ended December 31, 2003 and Quarterly Reports on Form 10-Q for the reporting periods of 2004.

Additional Information

Yellow Roadway and USF will file a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow Roadway free of charge by requesting them in writing from Yellow Roadway or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by USF free of charge by requesting them in writing from USF or by telephone at (773) 824-1000.

Yellow Roadway and USF, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow Roadway and USF in connection with the acquisition. Information about the directors and executive officers of Yellow Roadway and their ownership of Yellow Roadway stock is set forth in the proxy statement for the Yellow Roadway 2004 Annual Meetings of Stockholders. Information about the directors and executive officers of USF and their ownership of USF stock is set forth in the proxy statement for the USF 2004 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of interview with Bill Zollars, Chairman, President and CEO of Yellow Roadway, on “Bloomberg on the Markets” radio broadcast by WBBR on February 28, 2005.

•	Transcript of interview with Bill Zollars on “Morning Call” program broadcast by BLTV on February 28, 2005.

•	Transcript of interview with Bill Zollars on “Wake-Up Call” program broadcast by CNBC on February 28, 2005.

•	Transcript of interview with Jim Staley, CEO of Yellow Roadway Regional Companies, on “MarketWatch from Dow Jones” by Padraic Cassidy on February 28, 2005.

MEDIA:	Radio
STATION:	WBBR
MARKET:	New York, NY
DATE:	02/28/05
TIME:	07:20 AM ET
SHOW:	Bloomberg on the Markets
SUBJECT:	William Zollars, Yellow Roadway

Connell McShane, Anchor: Well, we’ve been talking this morning about Yellow Roadway, the biggest U.S. trucker, agreeing to buy smaller rival USF Corporation for one point four billion dollars, expanding in more, in the more profitable overnight trucking business.

And we’re joined now in the studio by the Yellow chief executive, William Zollars. Thank you, sir, for coming in. Appreciate it.

William Zollars, CEO, Yellow Roadway: My pleasure.

McShane: All right. The first, one of the first things you notice about this is that you’re paying a premium of about forty-three percent. Why pay so much?

Zollars: Well, it depends on when you measure the premium from, but I think the value here is created by the synergies that are available to us. We’ve got about a hundred and fifty million in synergies available. That generates accretion in the first twelve months at a forty-five dollar stock price, so I think it’s a fair deal for everybody.

McShane: All right. You—it’s a big deal. I mean, it’s the biggest transportation deal in five years, and you’ve made some other deals in the past.

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Zollars: Right.

McShane: I mean, you’re called Yellow Roadway because you brought Roadway.

Zollars: Correct.

McShane: Tell us why this is a time to get even bigger than you are.

Zollars: Well, we’ve got an opportunity here to buy a brand like USF, which is a very strong brand in the marketplace, and at the same time provide comprehensive next-day service across the U.S. And then, as I’ve already mentioned, the synergies available really make this a terrific deal at the right time.

McShane: How about job cuts?

Zollars: There probably won’t be too many. As is the case with Roadway and our acquisition there, most of the cost synergies are going to be non-head count related. So we’re going to be reducing probably some jobs, but it’s probably not going to be a real large number.

McShane: There may be some questions about management. How is that going to work out? I saw one note that the interim CEO at USF is the fifth executive to lead that company since 2000. I mean, how does the management picture shake out?

Zollars: Right. Well, we’re going to have Jim Staley, who was the former CEO of Roadway, take over our regional company. So Jim will be running the USF-LTL companies as well as New Penn.

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And the current CEO at USF will play a very vital role as we go to the future. We’re just still now talking about that.

McShane: What about the future? Any more deals down the line?

Zollars: I think we’re going to digest this one for a couple years.

McShane: All right. Thanks for joining us this morning.

Zollars: It’s my pleasure.

McShane: We appreciate it. Yellow Roadway—again, that’s the CEO, William Zollars with us, making the acquisition, agreeing to buy USF for one point four billion dollars.

Ben Farnsworth, Anchor: And Yellow Roadway shares closed on Friday at sixty-one dollars and thirty-one cents. Year to date, the stock’s up ten percent, Connell.

# # #

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MEDIA:	Television
STATION:	BLTV
MARKET:	National Cable
DATE:	02/28/05
TIME:	7:08 AM ET
SHOW:	Morning Call
SUBJECT:	William Zollars, CEO of Yellow Roadway

Brian Sullivan, Anchor: More deal news this morning—the biggest U.S. trucking company getting bigger, Yellow Roadway buying USF for about one point four billion dollars in stock and cash.

Bill Zollars, the CEO of Yellow Roadway, in from Kansas, joining us now to talk more about the deal. Mr. Zollars, we do appreciate it. Thanks for joining us.

William Zollars, Chairman and CEO, Yellow Roadway: Thanks, Brian. Good to be back.

Sullivan: Um, why do this deal?

Zollars: This deal really is attractive for a couple of reasons. USF is a great brand. It gives us a comprehensive service next day across the country, so it really fills in our portfolio very nicely. We’ve got an opportunity to take about a hundred and fifty million dollars of cost synergies out, which really drives accretion. We should be accretive within the first twelve months, and it gives us a company now that can compete with anybody, and we’ve got a full portfolio of services.

Sullivan: And a lot of people may not understand the difference between sort of the overnight trucking space and the long-haul trucking space. You’re moving into a much higher margin business, right?

Zollars: Well, the margins aren’t much different, but the growth rate is definitely different. The fastest growing segments are really the overnight segments, and this gives us an opportunity to participate in that segment with a real comprehensive offering, as I said.

Sullivan: What kind of growth can we expect?

Zollars: Well, I think there’s double digit growth in that segment, particularly as the economy is expanding, so it’s a very attractive piece of the puzzle.

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Sullivan: Does this deal mean that you don’t necessarily believe we will see strong growth in Yellow Roadway’s traditional longer haul business?

Zollars: No, that will still continue to grow pretty strongly. In fact, right now we’re seeing double digit growth in our core business, which is, you know, the beyond next day kind of business. So we’re expecting double digit growth in all of the segments, but particularly strong growth in the next day segment.

Sullivan: Well, this is your second deal in a couple of years here.

Zollars: It is.

Sullivan: Is this the last deal? More to come? Do you need more consolidation?

Zollars: I think we’re going to digest this one for a while. Consolidation, I think, in the industry will continue, but this really rounds out our portfolio nicely and gives us the opportunity to compete with anybody.

Sullivan: Federated and May.

Zollars: Right.

Sullivan: The deal just announced—those are your customers, correct?

Zollars: Big customers of ours.

Sullivan: Big customers.

Zollars: Exactly.

Sullivan: What do you think this deal means for Yellow Roadway?

Zollars: Well, it’s hard to tell at this point. I would think that if it creates faster growth for those companies it’s going to create faster business growth for us.

Sullivan: Do you worry about store closings or more consolidation among your customers?

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Zollars: Sure.

Sullivan: Retail’s been a consolidating industry, with Kmart and Sears as well.

Zollars: It is, it is. But at end of the day, if they grow their business that’s good for us.

Sullivan: Are Kmart and Sears your customers?

Zollars: Yeah, they are. In fact, just about anybody that makes anything or sells anything is a customer of ours.

Sullivan: Have you noticed any change in your business from Kmart or Sears?

Zollars: No, I think we’ve seen a little bit faster growth than had been the case up until the merger, so that’s really starting to be a positive for us.

Sullivan: What does this mean for the companies that supply your trucks—the parts makers, the truck makers, the companies you buy from? Should they be nervous, and what are your capital spending plans?

Zollars: No, I think that they ought to be pretty positive about this, because this is a growth strategy. And, of course, the more we grow, the more their business expands. So this is a good news story for everybody associated with Yellow Roadway.

Sullivan: Now, talk about the price in this deal—one point four billion.

Zollars: Right.

Sullivan: They can do cash or they can do a percentage of Yellow Roadway shares.

Zollars: Right. At the end of a day, it’ll be a forty-five dollar deal and it will be a fifty-fifty deal, but each individual investor has the ability to take either cash or stock or some combination of those two.

Sullivan: Now, USF stock has been really in the twenty-five to forty dollar range for the past five years.

Zollars: Right.

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Sullivan: Is forty-five a little rich to pay for that, given the history of USF?

Zollars: Well, it’s a great company, and frankly, this hundred and fifty million dollar synergy opportunity makes forty-five a very fair value for the company. It gives us the opportunity, as I said, to make it accretive in about twelve months.

Sullivan: Perhaps no industry is as good of a leading indicator for the economy as yours, Mr. Zollars.

Zollars: Right.

Sullivan: What do you see for the economy six months, twelve months down the road?

Zollars: It looks like a really good year. We’re saying three to three and a half percent GDP growth. We’ve seen no signs of softening, and we’ve seen really good strength across our eight hundred thousand customer base, all segments.

Sullivan: Very quickly—are you hiring new drivers or having trouble? Because I know it’s hard to find drivers with a CDL [phonetic].

Zollars: We’re actually not having a big problem, because we’re a Teamster based company. We pay very good wages and benefits and have good quality of life, so we’re not having a problem there.

Sullivan: All right. Bill Zollars, CEO of Yellow Roadway, making a deal to buy USF for one point four billion dollars, just about. Thank you very much.

Zollars: Thanks, Brian.

Sullivan: Take care.

Zollars: Appreciate it.

# # #

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MEDIA:	Television
STATION:	CNBC
MARKET:	National Cable
DATE:	02/28/05
TIME:	06:16 AM ET
SHOW:	Wake-Up Call
SUBJECT:	William Zollars, CEO of Yellow Roadway

Brad Goode, Co-Host: Another stock you want to watch today would be Yellow Trucking on this merger Monday. We have more now on Yellow Roadway’s deal to acquire USF Corporation for one point thirty-seven billion dollars. And joining us now with a look inside the action is Bill Zollars, chairman and CEO of Yellow Roadway Corporation. He’s in New York City.

Good morning, Mr. Zollars. Thanks for joining us.

William Zollars, Chairman and CEO, Yellow Roadway Corporation: Thank you. Good to be back.

Goode: I know you’ve got a big Monday, and we’ve had you on the program before to talk about trucking and your business here.

Zollars: Right.

Goode: This clearly accelerates the move into the next day regional market.

Zollars: It does.

Goode: When do you see this transaction adding to Yellow’s earnings?

Zollars: Well, I think it’s going to be accretive in the first twelve months. You know, we’ve got a great brand here that is going to give us comprehensive next-day service across the U.S. We have an opportunity to take about a hundred and fifty million out of the cost space without really touching the customer. And because of our experience with Roadway, we’ve got pretty good confidence we can do that, so that all adds up to accretion in the first twelve months.

Goode: You know, I guess let’s get to the criticism right off the bat that some analysts are pointing out here. You’d be entering the non-unionized, regional, less than truckload business, and that it’s an area that you exited two years ago.

Zollars: Right.

Goode: And you’re still kind of managing the merger with Roadway. Can you kind of explain there, and maybe put some of those concerns to rest…

Zollars: Sure.

Goode: …that some analysts have?

Zollars: Sure. Well, first of all, on the Roadway side, we’re about a year ahead of where we thought we would be, and so we feel very confident we can keep, we can keep these two balls in the air and effectively execute both.

Secondly, the vast majority of U.S. Freightway’s employees are part of the International Brotherhood of Teamsters, and we’ve got, we think, a very solid labor strategy there.

Goode: Okay, all right. So you don’t foresee any problems there.

Zollars: Not really, no.

Goode: Where do you see the real synergies coming from, and what type of revenues do you expect to see for the combined company?

Zollars: The combined company should do over nine billion in revenue this year. The synergies will come from mostly backroom functions. There will also be places where we can eliminate redundancies, and then of course we’ll be looking for best practices, where we can take that and transplant that to the new company. So we’ve got an opportunity, I think, to go after that hundred and fifty million in a very effective way without touching the customer interface, which is exactly what we did with Roadway.

Goode: You know, I know trucking demands still are looking pretty robust…

Zollars: Very, very good, yeah.

Goode: But let’s talk about oil prices now…

Zollars: Sure.

Goode: …holding well over fifty-two dollars a barrel.

Zollars: Right.

Goode: What type of an impact do you expect there on the bottom line?

Zollars: Well, it really doesn’t have any direct impact on us, because we have a very effective fuel surcharge. It only starts to have an impact when it affects our customers, and we’ve got about eight hundred thousand of those currently. So once it gets high enough to affect economic activity, that’s when it starts to impact us. But if you had told me we’d be at fifty-two dollars a barrel and not seeing much impact on the economy a couple of years ago, I would have been very surprised.

Goode: All right. Perhaps we’re getting used to that high oil.

Zollars: Could be.

Goode: What do you say to nervous investors out there who have seen your stock going up about ninety-four, ninety-five percent year over year?

Zollars: Right.

Goode: Ten percent of the float on the stock is shorted right now, and now you’re taking on close to about a hundred million dollars in debt in this deal.

Zollars: I’d say the stock is still very undervalued. The power here of the synergies is pretty incredible. We’ve still got about two hundred million dollars’ worth of backroom synergies and redundancies we can take out of the Roadway-Yellow combination, and now we’ve got another hundred and fifty million to go after here with part of the USF deal.

Goode: How would you say, Bill, this positions you now against FedEx, Freight, Conway, some of your other remaining competitors?

Zollars: Right. Well, I think we’re now at a size and scale and really breadth of portfolio that we can compete with anybody. This was kind of the last piece in the puzzle, the overnight piece and the ability to offer that overnight service comprehensively across the U.S. This is really the final piece.

Goode: Bill, thank you for your time, as always.

Zollars: My pleasure.

Goode: We appreciate you coming on, talking about your deal. Bill Zollars, chairman and CEO of Yellow Roadway Corporation, on their merger with USF.

# # #

“Yellow Roadway, USF trucking deal”

February 28, 2005

Interview with Jim Staley

Padraic Cassidy: Hi my name is Padraic Cassidy from MarketWatch and my guest today is Jim Staley the new CEO of Yellow Roadway Regional Companies. The merger today announced with Yellow Roadway and USF $1.47 billion and Jim if you can tell us how this came about.

Jim Staley: Well we have been talking to USF for a couple of months about the possibility of making this acquisition. They have great brands in the regional marketplace. This is an area where Yellow Roadway has not had a significant presence over the years. So we view this as a great opportunity and they were very receptive. We have concluded the deal.

Padraic Cassidy: So, what change will people be seeing on the road?

Jim Staley: Customers will see no change. They will continue to see the same people from Yellow Transportation, Roadway Express. The USF companies will continue to call on them so we will have no change in the customer interface. And what we do in terms of gaining synergies through back office processes utilization of technology. Would be invisible to the customer. He will just experience the benefits of that.

Padraic Cassidy: Can you explain some of the geographic overlaps of the USF and existing business?

Jim Staley: There is very limited overlap. They are primarily a next day and two day carrier. The only company we had in the previously existing Yellow Roadway portfolio was New Penn Motor Express, the regional carrier in the Northeast. The group of companies I’ll be responsible for will include the New Penn, as well as the USF brands that we have acquired. Then the other pieces, the Glen Moore Truckload Operation. So, very little overlap. We all have regional operations, but that is the specialty of the USF companies.

Padraic Cassidy: And on the call, there was an analyst discussion of the relationship between Yellow and USF and the International Brotherhood of Teamsters. What were those discussions and what have they done?

Jim Staley: Bill Zollars, the Chairman, President and CEO of Yellow Roadway contacted Jim Hoffa yesterday after the press release was made and told him the acquisition was being made. Jim Hoffa was very supportive of that and pleased to hear that. And we have scheduled a follow up meeting with him. We expect a very good discussion with the IBT about what the new company will look like.

Padraic Cassidy: Can you give us a little background on how this deal came about? Was Yellow Roadway in the market for acquisitions actively?

Jim Staley: Yes, we were.

Padraic Cassidy: And how did you land or decide on USF as a target partner?

Jim Staley: The profile of the company fit a hold that we had within the portfolio. That being one that had extensive regional operations. And the fact that they are primarily unionized or covered under the same labor contracts that Yellow Transportation and Roadway Express are covered under.

Padraic Cassidy: Some of the best guesses have it that Yellow will continue to operate some of USF non-unionized business alongside their unionized business. Is that what you predict?

Jim Staley: We intend to operate USF as they are structured currently. As I said, they are primarily unionized. We will have discussions with the IBT on how we will continue to run those companies. But, you should not expect to see any change in the current operations of the existing USF companies.

Padraic Cassidy: And this deal requires the shareholders approval of both companies?

Jim Staley: Yes it does.

Padraic Cassidy: And what will be your main story you’ll tell them why this is a good idea?

Jim Staley: I think it’s two things. One it gives us tremendous clout in the marketplace. Clout in terms of additional services to offer within the portfolio. I think the customer base will be very excited about that. Second, are the synergies that we know we can attain. We know we’ve had great experience with that with the Roadway acquisition. So, we have a track record on delivering on the synergy results. We know where to look for duplication of efforts, where we can reduce the cost of some of the processes. So, it’s one of the marketplace as well as what we can do on the synergy set.

Padraic Cassidy: Okay, and really quickly the percentage of the less-than-truckload sector that you’ll do on the market share?

Jim Staley: I couldn’t comment on that at this point in time. There is still a very fragmented marketplace, so I couldn’t say exactly what percentage of the total market shares that Yellow Roadway will have. They will have a much bigger presence in the regional marketplace.

Padraic Cassidy: Ok. Well, thanks for joining us today. I’m Padraic Cassidy and my guest has been Jim Staley, the new President and CEO of Yellow Roadway regional companies. Thank-you.

Jim Staley: Thank-you.